UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August 2014

Commission File Number 000-25383

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) : ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) : ☐

TABLE OF CONTENTS

GRANT OF RESTRICTED STOCK UNITS
SIGNATURES

GRANT OF RESTRICTED STOCK UNITS

Infosys Limited, a company organized under the laws of the Republic of India ("Infosys", or the "Company"), hereby files with the United States Securities and Exchange Commission this Report on Form 6-K regarding grant of Restricted Stock Units (“RSUs”).

This Report on Form 6-K shall be deemed to be incorporated by reference into the Company's registration statements under the Securities Act of 1933, as amended.

The Management Development and Compensation Committee of the Board on August 21, 2014 granted 22,794 Restricted Stock Units (RSUs) to Dr. Vishal Sikka, Chief Executive Officer and Managing Director of the Company. The grant price of the RSU is 5/- per RSU. The RSUs will vest over a period of 4 years subject to continued employment and upon achieving Key Performance Indicators as set by the Board/Management Development and Compensation Committee from time to time. The RSU grant will also be subject to the terms, definitions and provisions of the 2011 RSU Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Limited /s/ Parvatheesam K

Date: August 22, 2014	Parvatheesam K. Chief Risk & Compliance Officer and Company Secretary